UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Lexeo Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

52886X107

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52886X107	13G

1.	NAMES OF REPORTING PERSONS Longitude Capital Partners IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,765,381 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,765,381 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,765,381 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by LVPIV (as defined in Item 2(a) below). LCPIV (as defined in Item 2(a) below) is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 33,061,004 shares of Common Stock (as defined in Item 2(d) below) outstanding as of August 8, 2024, as reported by the Issuer (as defined in Item 1(a) below) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2024 (the “Form 10-Q”).

CUSIP No. 52886X107	13G

1.	NAMES OF REPORTING PERSONS Longitude Venture Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,765,381 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,765,381 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,765,381 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIV and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 33,061,004 shares of Common Stock outstanding as of August 8, 2024, as reported by the Issuer in its Form 10-Q.

CUSIP No. 52886X107	13G

1.	NAMES OF REPORTING PERSONS Patrick G. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,765,381 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,765,381 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,765,381 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIV. Mr. Enright is a managing member of LCPIV and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 33,061,004 shares of Common Stock outstanding as of August 8, 2024, as reported by the Issuer in its Form 10-Q.

CUSIP No. 52886X107	13G

1.	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,765,381 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,765,381 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,765,381 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by LVPIV. LCPIV is the general partner of LVPIV and may be deemed to have voting, investment and dispositive power with respect to the securities held by LVPIV. Ms. Bakker is a managing member of LCPIV and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 33,061,004 shares of Common Stock outstanding as of August 8, 2024, as reported by the Issuer in its Form 10-Q.

CUSIP No. 52886X107	13G

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G initially filed with the Commission on February 13, 2024 (the “Original Schedule 13G”) and is being filed by Longitude Capital Partners IV, LLC (“LCPIV”), Longitude Venture Partners IV, L.P. (“LVPIV” and together with LCPIV, the “Reporting Entities”) and Patrick G. Enright and Juliet Tammenoms Bakker (together, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is filed as Exhibit 1 to the Original Schedule 13G. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

CUSIP No. 52886X107	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

LONGITUDE CAPITAL PARTNERS IV, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira
Its:	Authorized Signatory

LONGITUDE VENTURE PARTNERS IV, L.P.

By:	Longitude Capital Partners IV, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira
Its:	Authorized Signatory

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright
Patrick G. Enright

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker
Juliet Tammenoms Bakker